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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)

Metaldyne Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

574670 10 5
(CUSIP Number)

John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574670 10 5	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MASCO CORPORATION 38-1794485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,248
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,492,248
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% (subject to increase based on holders of outstanding restricted stock of the Issuer electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
14	TYPE OF REPORTING PERSON (See Instructions) CO

     The information contained in this Amendment No. 11 supplements and amends the information contained in the following Items of Schedule 13D filed by Masco Corporation (“Masco”) relating to the Common Stock, par value $1.00 per share (the “Common Stock”), of Metaldyne Corporation, a Delaware corporation (“Metaldyne” or the “Company”), as heretofore amended.

Item 4. Purpose of the Transaction

               Item 4 is hereby amended by adding the following:

               (a) Agreement and Plan of Merger

               The Company had previously announced that it entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the “Original Merger Agreement”) by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation (“Asahi Tec”), and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec (“Acquisition Sub”). On November 27, 2006, these parties entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) which supersedes the Original Merger Agreement. Under the Amended Merger Agreement, it is contemplated that Acquisition Sub will merge into Metaldyne (the “Merger”), and that Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec. The Company has announced that the necessary stockholder approval for the Merger has been obtained.

               Under the terms of the Amended Merger Agreement, at the effective time of the Merger, each share of Common Stock owned by those of the Company’s common stockholders that are currently party to a Metaldyne shareholders agreement (the “Principal Company Stockholders”), to which Masco is party, will be converted into the right to receive $1.52 in cash (as opposed to $2.1833 in cash under the Original Merger Agreement), in each case without interest. Each share of Common Stock held by persons that are not Principal Company Stockholders, (the “3% Minority Stockholders”) (other than shares owned by Asahi Tec, Acquisition Sub, Metaldyne or any of their respective subsidiaries and shares (“Dissenting Shares”) as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), will be converted into the right to receive $2.57 in cash, without interest. Holders of these shares will receive a higher price per share if the average closing common price of the Asahi Tec common for a 30 trading day period prior to closing of the Merger, (the “Closing Common Price”), is higher than $2.9693 (the “Signing Common Price”), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including Masco, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement (filed herewith as Exhibit 2 to Item 7), as such agreement was amended and restated on November 27, 2006 (the “Stock Purchase Agreement”), to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company’s preferred stock (the “Preferred Stockholders”), including Masco, have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger.

                The obligation of the parties to consummate the Merger and the related transactions is subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne’s 11% Notes, Senior Notes and 10% Notes (as such terms are defined below and as further described in Item 4(c) hereof); obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on the Company; and U.S., Japanese and other foreign regulatory approval.

               In connection with the Merger, a shareholders’ agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International SA and the Principal Company Stockholders which has been amended and restated as of November 27, 2006. The amended and restated shareholders’ agreement will become effective upon consummation of the Merger and the other transactions described in the Merger Agreement and in the Stock Purchase Agreement.

               (b) Stock Purchase Agreements

               The Principal Company Stockholders entered into a Stock Purchase Agreement, which has been amended and restated as of November 27, 2006, pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, the Preferred Stockholders have entered into preferred stock purchase agreements, which has been amended and restated as of November 27, 2006, pursuant to which such holders of the Company’s preferred stock (including Masco, holder of the Company’s Series A preferred stock) have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price).

               (c) Noteholder Consents and Waivers

               The obligations of Metaldyne and Asahi Tec to close the Merger under the Merger Agreement are subject to obtaining consents and waivers from holders of its 11% senior subordinated notes due 2012 (the “11% Notes”), its 10% senior notes due 2013 (the “Senior Notes”) and its 10% senior subordinated notes due 2014 (the “10% Notes”) and the related indentures (including a waiver of the notes’ change of control put provisions) to the Merger and related transactions. Subsequent to the announcement of the Merger, Masco has understood from Metaldyne and Asahi Tec that those parties entered into discussions with noteholders to consider a range of alternatives in order to obtain the consents and waivers from these noteholders due to changed conditions in the bank market and the automotive industry and trading levels in the Metaldyne notes.

               (d) Additional Information

               For additional information with respect to the status of discussions related to the noteholders’ consents and waivers and events that have occurred subsequent to the date of the Merger Agreement, see the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2006.

Item 5. Interest in Securities in Metaldyne Corporation.

               Item 5 is hereby corrected, supplemented and amended in its entirety as follows:

               (a)-(c) At the close of business on November 27, 2006, Masco beneficially owns (and has sole power to vote and sole power to dispose of) 2,492,248 shares of Common Stock, representing approximately 5.8% of the outstanding shares of common stock of Metaldyne.

               The foregoing percentage is based on 42,844,760 shares of Common Stock outstanding November 1, 2006 according to Metaldyne’s Form 10-Q filed with the SEC on November 16, 2006. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

               By virtue of the shareholders agreement entered into on November 28, 2000 by and among the Company, Masco and other stockholders of the Company, as more fully described in Item 6 of the Schedule 13D filed with the SEC on December 8, 2000, Masco may be deemed to be a group with all of the shareholders that are a party to such agreement. As of November 27, 2006, the shareholders party to the Shareholders Agreement beneficially owned approximately 97% of the outstanding shares of Common Stock of Metaldyne based on

42,844,760 shares of Common Stock outstanding on November 1, 2006 according to Metaldyne’s Form 10-Q for the quarterly period ended October 1, 2006. Masco disclaims such beneficial ownership.

Item 7. Exhibits

     Exhibit 1: Amended and Restated Agreement and Plan of Merger dated as of November 27, 2006, among Asahi Tec Corporation, Argon Acquisition Corp. and Metaldyne Corporation.

     Exhibit 2: Amended and Restated Stock Purchase Agreement dated as of November 27, 2006 among Asahi Tec Corporation and the Purchasers listed on Schedule I thereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2006

Date

/s/ John R. Leekley

Signature

Name: John R. Leekley Title: Senior Vice President and General Counsel